Exhibit (a)(5)(B)
Ramius Sends Letter to Independent Board Members of Cypress

Urges Board to Take No Action to Attempt to Block Tender Offer from Succeeding

NEW YORK, Sept. 17-- Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively, "Ramius"), today announced that it has sent a letter to the independent board members of Cypress Bioscience, Inc. ("Cypress" or "the Company") (Nasdaq:CYPB).  In the letter, Ramius implores the independent members of the Cypress board to, once and for all, allow shareholders, the true owners of Cypress, to decide on the future of the Company.  Ramius owns 9.9% of shares outstanding and has launched a tender offer to purchase all of the shares it does not currently own for $4.25 per share in cash.

Ramius Partner Managing Director Jeffrey C. Smith stated, "It is incumbent upon you, the independent members of the Cypress board, to allow shareholders to decide for themselves whether they choose to accept our offer of $4.25 per share in cash by tendering their shares to us or whether they choose to support management's strategy of depleting the Company's cash resources in pursuit of highly-speculative CNS drug development.  The choice should be theirs, not yours."

Smith further stated, "It should be clear that we are committed to pursuing an acquisition of Cypress and have offered shareholders a substantial premium for their shares.  It is now time for the board to step aside and allow shareholders to determine the future of Cypress."

The full text of the letter follows:

To the Independent Board Members of Cypress Bioscience, Inc.:

Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively, "Ramius"), has commenced a tender offer, through a wholly owned subsidiary, to acquire all of the outstanding shares of common stock of Cypress Bioscience, Inc. ("Cypress" or "the Company") it does not already own for $4.25 per share in cash.  Our offer represents a 70% premium to the price on the day prior to our initial acquisition proposal.  You have left us with no choice but to take our offer directly to Cypress' shareholders due to your repeated failure to constructively negotiate with us, as well as your willingness to allow management to continue to engage in value-destroying transactions.

Since July 19, 2010, when we first proposed to acquire Cypress, we have asked that you, the independent members of the Cypress Board, refrain from entering into any further material transactions, licensing agreements or business combinations during the pendency of our offer.  Instead, you have continued to approve transaction after transaction, each of which has led to an immediate decline in the value of Cypress' shares in the day following its announcement.  Let us remind you of the massive destruction of shareholder value that has occurred over an extended period of time on your watch.  In the one-, three-, and five-year periods prior to our initial acquisition proposal, the value of Cypress shares has been decimated.

	Stock Performance
	1 Year	3 Year	5 Year
Cypress Bioscience	(73.6%)	(81.1%)	(81.8%)
Russell 2000 Index	16.9%	(28.1%)	(8.0%)
NASDAQ Biotechnology Index	8.1%	(2.3%)	6.0%
*Stock price data as of July 16, 2010, the day prior to our initial acquisition proposal.

Our concern regarding the Board's willingness to blindly follow management's lead in approving these ill-conceived transactions is further exacerbated by the sudden resignation of one of your own, Jean-Pierre Million, who abruptly resigned from the Board citing a "difference of opinion with respect to the timing of the execution of the strategy."  Further, in just the past two weeks, two other independent shareholders, Arcadia Capital Advisors and RA Capital Healthcare Fund, have issued public letters expressing their strong discontent with management and the Board's business strategy and their support of a sale of Cypress.

We implore you, the independent members of the Cypress Board, to once and for all allow shareholders, the true owners of Cypress, to decide the future of the Company.  We have commenced a tender offer to acquire all of the outstanding shares of Cypress we do not currently own.  This offer is being made directly to the shareholders.  We caution the Board not to stand in the way of our offer by putting up any roadblocks or impediments to satisfying any of the conditions of our tender offer including, but not limited to:

1)    Implementing a poison pill or other shareholder rights plan;

2)    Entering into any further transactions, licensing agreements or business combinations; or

3)    Taking any action that would result in the Company failing to meet the minimum cash balance required under the conditions of our tender offer.

It is incumbent upon you, the independent members of the Cypress Board, to allow shareholders to decide for themselves whether they choose to accept our offer of $4.25 per share in cash by tendering their shares in the offer or whether they choose to support management's strategy of depleting the Company's cash resources in pursuit of highly-speculative CNS drug development.  This choice should be theirs, not yours.  We urge you not to take any action to attempt to block our tender offer from succeeding.  It should be clear that we are committed to pursuing an acquisition of Cypress and have offered shareholders a substantial premium for their shares.  It is now time for the Board to step aside and allow shareholders to determine the future of Cypress.

Best Regards,

Jeffrey C. Smith
Partner Managing Director
Ramius LLC

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

Ramius V&O Acquisition LLC, a wholly-owned subsidiary of Ramius Value and Opportunity Advisors LLC, has commenced a tender offer to purchase all of the outstanding shares of common stock of Cypress at $4.25 per share, net to the seller in cash, without interest.  The offer is currently scheduled to expire at 12:00 Midnight, New York City time, on Friday, October 13, 2010, unless the offer is extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to Innisfree M&A Incorporated.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE SOLICITATION AND THE OFFER TO BUY CYPRESS' COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RAMIUS LLC HAS FILED (AND WILL FILE) WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM RAMIUS LLC BY CONTACTING INNISFREE M&A INCORPORATED TOLL-FREE AT (877) 717-3936 OR COLLECT AT (212) 750-5833.

Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others: the willingness of Cypress stockholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions.  Other important factors that could cause actual results to differ materially are included but are not limited to those listed in Cypress' periodic reports and registration statements filed with the SEC.  Ramius LLC undertakes no obligation to update information contained in this release.

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Contact:

Ramius LLC
Peter Feld, 212-201-4878
Mark Mitchell, 212-845-7988
Gavin Molinelli, 212-201-4828